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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*


                          Abraxas Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    003830106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             December 31, 2002 - Filing pursuant to Rule 13d-1(b)(2)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 003830106

---------- ---------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Longwood Investment Advisors, Inc.
           23-2745059
---------- ---------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a) [ ]
                                                             (b) [x]

---------- ---------------------------------------------------------------------
   3.      SEC USE ONLY


---------- ---------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania

---------------------------- -------- ------------------------------------------
                               5.     SOLE VOTING POWER
         NUMBER OF
          SHARES                      0
       BENEFICIALLY          -------- ------------------------------------------
         OWNED BY              6.     SHARED VOTING POWER
           EACH
         REPORTING                    0
          PERSON             -------- ------------------------------------------
           WITH:               7.     SOLE DISPOSITIVE POWER

                                      0
                             -------- ------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      0
---------- ---------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0%
---------- ---------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA
---------- ---------------------------------------------------------------------



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CUSIP NO. 003830106

---------- ---------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


           Robert A. Davidson
---------- ---------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a) [ ]
                                                             (b) [x]

---------- ---------------------------------------------------------------------
   3.      SEC USE ONLY


---------- ---------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------------------------- -------- ------------------------------------------
                               5.     SOLE VOTING POWER
         NUMBER OF
          SHARES                      0
       BENEFICIALLY          -------- ------------------------------------------
         OWNED BY              6.     SHARED VOTING POWER
           EACH
         REPORTING                    0
          PERSON             -------- ------------------------------------------
           WITH:               7.     SOLE DISPOSITIVE POWER

                                      0
                             -------- ------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      0
---------- ---------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0%
---------- ---------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------



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CUSIP NO. 003830106

---------- ---------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           John P. McNiff
---------- ---------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a) [ ]
                                                             (b) [x]


---------- ---------------------------------------------------------------------
   3.      SEC USE ONLY


---------- ---------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

---------------------------- -------- ------------------------------------------
                               5.     SOLE VOTING POWER
         NUMBER OF
          SHARES                      0
       BENEFICIALLY          -------- ------------------------------------------
         OWNED BY              6.     SHARED VOTING POWER
           EACH
         REPORTING                               0
          PERSON             -------- ------------------------------------------
           WITH:               7.     SOLE DISPOSITIVE POWER

                                      0
                             -------- ------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      0
---------- ---------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0%
---------- ---------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------


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Item 1.    (a)      Name of Issuer:
                    Abraxas Petroleum Corporation (the "Issuer")

           (b)      Address of Issuer's Principal Executive Offices:
                    500 North Loop 1604 East, Suite 100, San Antonio, TX
                    78232

Item 2.    (a)      Names of Persons Filing:
                    This statement is filed on behalf of (i) Longwood Investment
                    Advisors, Inc., a Pennsylvania corporation ("LIA"), (ii)
                    Robert A. Davidson and (iii) John P. McNiff (the "Reporting
                    Persons"). LIA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Robert A.
                    Davidson is Chief Investment Officer and a Managing Director of LIA and is responsible for the selection, acquisition and disposition of securities on behalf of LIA. John P. McNiff is President and a Managing Director of LIA and, as such, shares responsibility with Mr. Davidson for selection, acquisition and disposition of securities on behalf of LIA.

           (b)      Address of Principal Business Office or, if None, Residence:
                    The address of LIA, Mr. Davidson and Mr. McNiff is:
                    Three Radnor Corporate Center, Suite 300, 100
                    Matsonford Road, Radnor, Pennsylvania 19087.

           (c)      Citizenship:
                    LIA is a Pennsylvania corporation. Mr. Davidson and Mr. McNiff are United States citizens.

           (d)      Title of Class of Securities: Common Stock

           (e)      CUSIP Number: 003830106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)      [ ]    Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).
           (b)      [ ]    Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).
           (c)      [ ]    Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).
           (d)      [ ]    Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).
           (e)      [x]    An investment adviser in accordance with
                           ss.240.13d-1(b)(1)(ii)(E).
           (f)      [ ]    An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F).
           (g)      [ ]    A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G).
           (h)      [ ]    A savings association as defined in section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).
           (i)      [ ]    A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-3).
           (j)      [ ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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Item 4.    Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

           (a)      Amount beneficially owned:
                    LIA has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, 0 shares of the issuer's common stock. Robert A. Davidson and John P. McNiff have shared power to dispose or direct the disposition of 0 shares of common stock by virtue of being responsible for the selection, acquisition and disposition of the portfolio securities on behalf of LIA.

           (b)      Percent of class: 0% for all Reporting Persons

           (c)      Number of shares as to which the person has:

                    (i) Sole power to vote or to direct the vote: 0 shares for all Reporting Persons

                    (ii) Shared power to vote or to direct the vote: 0 shares for all Reporting Persons

                    (iii) Sole power to dispose or to direct the disposition of: 0 shares for all Reporting Persons

                    (iv) Shared power to dispose or to direct the disposition of: 0 shares for all Reporting Persons

           Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

           Instruction: Dissolution of a group requires a response to this item.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.



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           Other persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Schedule 13G. Of such shares, Longwood Partners, L.P., of which LIA is the investment advisor, has such right with respect to 0 shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

           If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
           Item 5.

           Not applicable.

Item 10.   Certification.

           By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:    March 24, 2003


LONGWOOD INVESTMENT ADVISORS

By:       ________________
          Robert A. Davidson
          Chief Investment Officer

By:       _______________
          John P. McNiff
          President


          ________________
          Robert A. Davidson


          _______________
          John P. McNiff



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                                                                       Exhibit 1

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Abraxas Petroleum Corporation.

         This agreement may be executed in any number of counterparts, each of which shall be deemed an original.


           EXECUTED this 24th day of March, 2003


LONGWOOD INVESTMENT ADVISORS

By:       _________________
          Robert A. Davidson
          Chief Investment Officer

By:       _________________
          John P. McNiff
          President


          __________________
          Robert A. Davidson


          __________________
          John P. McNiff